ALLEN & GLEDHILL

From : Karen Tiah / Charlena Chua   DID : +65 6890 7741 / 7048

Email: karen.tiah@allenandgledhill.com   Fax : +65 6302 3195 / 3258

        charlena.chua@allenandgledhill.com

Our reference   : KVTP/CCHUAHQ/1021007892   25 October 2021

Your reference   : -

Deutsche Bank AG
60 Wall Street
NYC60-3610
New York, New York 10005
United States of America

Dear Sirs

Registration as a Security-Based Swap Dealer in the United States

1. Introduction

1.1 We understand that Deutsche Bank AG ("**DB**") intends to register with the U.S. Securities Exchange Commission ("**SEC**") as a Security-Based Swap Dealer ("**SBSD**"). As part of the registration, DB is required to provide an opinion of counsel in order to satisfy a United States ("**U.S.**") law requirement in 17 C.F.R. § 240.15Fb2-4(c)(1)(ii) which reads as follows:

"Provide an opinion of counsel that the nonresident security-based swap dealer … can, as a matter of law, provide the Commission with prompt access to the books and records of such nonresident security-based swap dealer …, and can, as a matter of law, submit to onsite inspection and examination by the Commission."

1.2 We understand that the type of records and books that the SEC will require access to relates to the "U.S business" (as defined in 17 C.F.R. § 240.3a71-3(a)(8)) of DB when acting as a non-resident SBSD (the "**Covered Records**" or "**Books and Records**"). This includes, notably, account opening records, transaction tickets, confirmation records, records of communications, special entity information, written agreements with customers and powers of attorney that have been granted, records relating to "associated persons" and U.S. persons or who interact with U.S. counterparties, margin computations, portfolio reconciliation and compression and financial records of the SBSD, trade reporting information.

1.3 DB has a branch in Singapore ("**DB SG**"), which is licensed as a wholesale bank under the Banking Act, Chapter 19 of Singapore ("**BA**"). DB SG will itself transact vis-à-vis clients (i.e. as a non-resident SBSD) and intends to act as a data storage centre for DB's branches who

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have also acted as non-resident SBSD's in the region. This arrangement may result in records being stored by DB in Singapore coming within and being considered Covered Records.

1.4 In connection with the foregoing, you have asked us to opine on the SEC's ability to access the Covered Records located in DB SG and to conduct onsite inspections and examinations of DB SG under Singapore law if such is deemed necessary by them.

1.5 Based upon the foregoing and subject to the following discussion, it is our opinion that:

(a) DB can, as a matter of Singapore law, provide the SEC with prompt access to the Books and Records; and

(b) DB can, as a matter of Singapore law, submit to on-site inspection and examination by the SEC of the Books and Records.

1.6 For the purposes of this opinion, we have assumed that in relation to any disclosure of Non-SG Covered Records (as defined under paragraph 2.10 below) held by DB SG, that disclosure by DB SG would not contravene and would not be restricted by the laws of the relevant offshore DB branch. We have also been instructed that there are no Covered Records that are retained in the United States by DB SG.

1.7 This opinion is limited to Singapore law of general application as at the date of this opinion, as currently applied by the Singapore courts, and is given on the basis that it will be governed by and construed in accordance with Singapore law. We have made no investigation of, and do not express or imply any views on, the laws of any jurisdiction other than Singapore, or any factual matters. This opinion is strictly limited to the matters stated herein and does not apply by implication to other matters.

2. Privacy of Customer Information under the Banking Act

2.1 Under section 47 of the BA, a bank in Singapore or any of its officers must not, in any way, disclose "customer information" to any other person except as expressly provided in the BA. The BA is administered by the Monetary Authority of Singapore ("**MAS**") who is also the licensing authority for banks in Singapore. DB SG, as a licensed wholesale bank in Singapore, will be subject to the banking privacy obligations.

2.2 For the purposes of the banking privacy obligations, "customer information" is defined under section 40A of the BA as:

(a) any information relating to, or any particulars of, an account of a customer of the bank, whether the account is in respect of a loan, investment or any other type of transaction, but does not include any information that is not referable to any named customer or group of named customers; or

(b)   deposit information, which refers to any information relating to (i) any deposit of a customer of the bank; (ii) funds of a customer under management by the bank[1]; or (iii) any safe deposit box maintained by, or any safe custody arrangements made by, a customer with the bank, but does not include any information that is not referable to any named person or group of named persons.

A "customer" in relation to a bank, includes the MAS or any monetary authority or central bank of any other country or territory, but does not include any company which carries on banking business or such other financial institution as may be designed by the MAS.

2.3   Based on our instructions, it does not appear that the Covered Records will include deposit information, save potentially in relation to trial balances and capital computation, and to the extent such deposits constitute margin, margin requirements and computations. In addition, we note that the Covered Records may include the following:

(a)   Account opening records which may include for all security-based swap accounts, records of the unique identification code, the name and address of the counterparty, and a record of the authorisation of each person the counterparty has granted authority to transact business in the security-based swap accounts.

(b)   Transaction tickets for security-based swap accounts detailing, amongst others, the unique transaction identifier and the counterparty's unique identification code along with details of the security-based swap that was entered into such as the reference security, index, date and time of execution and effective date.

(c)   Stock records, for both security-based swap accounts and non-security-based swap accounts, detailing the unique transaction identifier, the counterparty's unique identification code and the clearing agency where the security-based swap is cleared amongst others.

(d)   Special entity information consisting of documents that may be used to make a reasonable determination with respect to special entities such as information relating to the financial status, the tax status or the investment or financing objectives of the special entity.

2.4   We understand that the "in-scope" transactions for purposes of this opinion (the "**Transactions**") are a category of over-the-counter ("**OTC**") derivatives transactions known as security-based swaps that DB would enter into with U.S. persons (as defined in the relevant SEC regulations) or security-based swaps that DB would enter into with non-U.S. persons that are arranged, negotiated or executed in the United States. We understand that such counterparty would have entered into an ISDA Master Agreement with DB or similar arrangement and would also either be (i) adhering to the ISDA 2021 SBS Protocol (the "**SBS Protocol**" and collectively the "**ISDA Documentation**"); or (ii) bilaterally amending its ISDA

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[1] This would refer to any funds or assets of a customer (whether of the bank or any financial institution) placed with that bank for the purpose of management or investment.

Master Agreement or similar arrangement to apply the terms of the SBS Protocol to relevant transactions.

2.5   We understand that there are 3 categories of Covered Records generally which would be held by DB SG:

(a)   The first is information relating to a customer serviced by DB SG ("**SG Covered Record**"), where the records are referable to a named customer and from which they may be specifically identified from, this would, in our view, constitute "customer information" under section 40A of the BA. Accordingly, we are of the view that the SG Covered Records would be subject to the banking privacy obligations.

(b)   The second is information relating to employees of DB SG. Such information would not be regarded as "customer information" under section 40A of the BA, and would therefore not be subject to banking privacy obligations.

(c)   The third is information stored by DB SG on behalf of Offshore Branches (defined in and discussed in paragraph 2.10 below), where DB SG has no involvement in the servicing of the customers, and is solely storing information for the Offshore Branches. Such information would not be subject to banking privacy obligations, as discussed below.

SG Covered Records that constitute "customer information"

2.6   There are exceptions in the BA which prescribe when customer information is permitted to be disclosed. These are set out in the Third Schedule to the BA.

2.7   Item 1 of Part I of the Third Schedule permits a bank in Singapore to disclose customer information where such disclosure is permitted in writing by the customer or, if the customer is deceased, his personal representative. The bank in Singapore may disclose the customer information to any person as may be permitted by the customer or, as the case may be, his personal representative. In this respect, DB SG can disclose SG Covered Records to the SEC if the relevant customer has provided "written consent" to such disclosure.

2.8   We note that the ISDA has developed the SBS Protocol to specifically permit disclosure of information to the SEC. Specifically, under section 2.5 of the SBS Protocol Supplement I, we note that the parties to the ISDA Documentation consent to disclosure of information about such party or its activities to the extent required by the SBS Protocol Supplement I to comply with any order, directive or other request or inspection of the SEC regarding the SG Covered Records. Accordingly, if a customer signs up to the SBS Protocol, thereby consenting to DB SG to disclose information to, and permit inspections of information by the SEC, this would constitute "written consent" for purposes of section 47 of the Banking Act. We are also instructed that DB's standard documentation practice is to include in its ISDA Master Agreements with clients a more general "consent to disclosure" clause whereby the client agrees that DB may disclose its information to any government or regulatory authority bodies, where required by applicable law.

<u>SG Covered Records that do not constitute "customer information"</u>

2.9   For SG Covered Records which do not constitute "customer information" under the BA, for example information on employees, this would not be subject to the banking privacy obligations under the BA. The position in respect of such disclosure would therefore be subject to confidentiality laws as applicable to DB SG generally as discussed in paragraph 5 below. Please however note that we would, however, classify employee information narrowly (where such information relates only to the employee itself). Where employees are corresponding with customers in relation to their accounts and transactions in the account, this would be "customer information" for which the banking privacy obligations would apply.

<u>Non-SG Covered Records</u>

2.10   For Covered Records that are stored by DB SG but do not relate to a customer of DB SG, and instead relate to a customer with another branch of DB (the "**Offshore Branch**") in the region (the "**Non-SG Covered Record**"), where the only nexus to DB SG is that DB SG provides storage services to the Offshore branch pursuant to intra-group service level agreements ("**IGSA**"). Strictly speaking, the Non-SG Covered Records would not be subject to the banking privacy obligations under the BA. This is because we would generally not regard the banking privacy requirements of the BA to attach to customers who solely open accounts with Offshore Branches of DB, where there is no involvement of DB SG in relation to the servicing of such account, and where DB SG is providing storage services to an Offshore Branch under service level arrangements.

2.11   Consequently, for Non-SG Covered Records that are stored by DB SG that relate to the account of a customer with another branch of DB in the region, this would be subject to the relevant banking privacy provisions or other attendant laws relating to the disclosure of such customer information of the jurisdiction where the DB branch has opened the account for and entered into contractual relations with the customer. From DB SG's perspective, it would be subject to confidentiality requirements under common law as well, which is covered in paragraph 5 below.

3.   **Inspections in Singapore under the SFA**

        Legislation

3.1   In terms of conducting inspections of DB SG, section 150B of the Securities and Futures Act ("**SFA**") sets out an avenue for a foreign regulatory authority[2] of a bank which conducts securities dealing and is regulated under the SFA (a "**Relevant Person**") to conduct an inspection of DB SG. Under section 150B of the SFA, the SEC may, with the prior approval of the MAS and under conditions of secrecy, conduct an inspection in Singapore of the books

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[2] Under section 150(5) of the SFA, it is provided that a reference to a foreign regulatory authority is a reference to an authority of a country or territory other than Singapore, exercising any function that corresponds to a regulatory function of the MAS under the Monetary Authority of Singapore Act (Cap. 186).

of a Relevant Person. In relation to such an inspection, the MAS may have regard to the following considerations:

(a) Whether the inspection, and the information obtained in the course of the inspection is required by the foreign regulatory authority for the sole purpose of enabling it to carry out its regulatory functions;

(b) Whether the foreign regulatory authority has regulatory oversight in its jurisdiction over the Relevant Person;

(c) Whether the foreign regulatory authority is prohibited by the laws applicable to it from disclosing information obtained by it in the course of the inspection to any other person;

(d) Whether the foreign regulatory authority has provided or is willing to provide similar assistance to the MAS; and

(e) Such other matters as MAS may consider relevant.

Cooperative Arrangement between the SEC and the MAS

3.2 There is also an existing cooperative arrangement between the SEC and the MAS. A tripartite Memorandum of Understanding was entered into by the SEC, Commodity Futures Trading Commission ("**CFTC**") and the MAS on 16 May 2000 (the "**MoU**") which allows for consultation, cooperation and the exchange of information between the regulatory authorities in the U.S. and Singapore.[3] Under the MoU, the SEC, CFTC and MAS have agreed to provide "*assistance permissible under the laws of the United States and Singapore*".

3.3 Paragraph 16 of the MoU sets forth the scope of assistance that will be provided, and this includes assistance intended to facilitate market oversight including market and financial surveillance, the supervision of Securities and Futures Businesses (as defined under the MoU) as well as for the inspection of Securities and Futures Businesses. The assistance that may be rendered include:

(a) providing information held in the files of the Authority from whom a request has been made by the other Authority;

(b) taking statements of Persons (as defined under paragraph 9 of the MoU which includes any natural person, unincorporated association, partnership, trust, body corporate or government) which may be of interest; and

(c) obtaining information and documents from Persons.

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[3] This MoU between the U.S. SEC, CFTC and MAS is available on the U.S. SEC webpage entitled "Cooperative Arrangements with Foreign Regulators" and may be accessed at the following webpage: https://www.sec.gov/about/offices/oia/oia_bilateral/singapore.pdf

3.4   It is of note that paragraph 15(a) of the MoU makes clear that the MoU does not create legally binding obligations or supersede domestic laws.

3.5   Any request under the MOU would, nevertheless, be subject to the banking privacy obligations discussed under paragraph 2.

3.6   The MoU also does not address the situation where an Authority may need to conduct inspections of "Securities Businesses" or "Futures Businesses" located in the jurisdiction of the other Authority. It is therefore not clear if the SEC may use this avenue to make a request to the MAS to conduct an onsite inspection and examination of DB SG's Covered Records relating to the "U.S. business", as held in Singapore.

Summary

3.7   Thus, where the inspection is to be undertaken by the SEC for it to carry out its regulatory functions where it has oversight over DB SG, taken together with the MoU which describes the cooperative spirit of exchange of information between the SEC and the MAS, we believe that these would be factors which would be supportive of the MAS agreeing to the SEC's request to conduct an inspection of DB SG under section 150B of the SFA.

4.   The Singapore Personal Data Protection Act 2012

4.1   The collection, use, processing and disclosure of "personal data" in Singapore is governed by the Personal Data Protection Act 2012 (No. 26 of 2012 of Singapore) ("**PDPA**"). In the PDPA, "personal data" is defined to mean: "data, whether true or not, about an individual who can be identified - (a) from that data; or (b) from that data and other information to which the organisation has or is likely to have access"

4.2   It appears that the Covered Records will likely include some "personal data"[4]. We further understand that all U.S. persons who enter into security-based swaps with or through DB branches in Asia Pacific (including DB SG) will be corporate customers and have been instructed that the personal data in the Covered Records will comprise only of the personal data relating to: (a) representatives, signatories and directors etc. of such clients and (b) employees of DB SG who are specifically designated to manage the customer accounts (which may be booked with another DB branch) of such clients. To the extent the Covered Records contain personal data, if DB SG provides access to the SEC, or submits to on-site inspections or examinations by the SEC in respect of such Covered Records, this would constitute the disclosure of personal data to the SEC. Such disclosure is regulated by the PDPA.

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[4] Note that not all categories of information in the illustrative list likely include "personal data". By way of example, where a counterparty is a corporate entity/company and not an individual, data fields such as on "Stock Records" would not be regulated by the PDPA, since the data field would not be "personal data".

4.3   To determine whether such disclosure is permissible, DB SG would need to consider the following PDPA obligations: (a) the consent obligation and (b) the transfer limitation obligation (to the extent that that the access is provided in circumstances that the data will be accessed from, or a record / copy, is transferred to, any jurisdiction outside Singapore).

Consent Obligation under the PDPA

4.4   In general, an organisation may only collect, use or disclose the personal data of an individual with the individual's consent, and for a reasonable purpose that the organisation has made known to the individual ("**Consent Obligation**").

4.5   DB SG may disclose personal data in the Covered Records to the SEC when providing access to the SEC, or submitting to on-site inspections or examinations by the SEC, if the purpose for which DB SG is disclosing such Covered Records is consistent with one of the purposes for which the relevant customer has provided consent. For example, if:

(a)   DB SG has obtained consent from the relevant customer for the disclosure of personal data in the Covered Records for the purpose of DB SG's compliance with foreign laws;

(b)   as a matter of U.S. law it is necessary for DB SG as a non-resident SBSD to provide access and onsite inspections and examinations to the SEC; and

(c)   the relevant customer has not withdrawn such consent,

then DB SG may disclose such Covered Records to the SEC in compliance with the Consent Obligation.

4.6   **Consents obtained by DB SG**: If necessary, DB SG may also obtain consents from relevant employees for the disclosure of their personal data for the purposes of SEC inspections or audits.

4.7   **Exceptions from the requirement to obtain consent**: We would further highlight that instead of obtaining consent, there are also various exceptions under the PDPA pursuant to which DB SG may rely on to disclose personal data to the SEC in compliance with the Consent Obligation. By way of illustration:

(a)   **Business contact information**: for personal data in the Covered Records which are "business contact information"[5], no consent needs to be obtained. One example of "business contact information" is contact information of the authorised representatives, signatories and directors etc. of corporate customers; and

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[5] This is defined under the PDPA as an individual's name, position name or title, business telephone number, business address, business electronic mail address or business fax number and any other similar information about the individual, **not provided by the individual solely for his personal purposes** (emphasis ours).

(b) **Paragraph 9 of Part 3 of the First Schedule to the PDPA**: this allows for collection, use and disclosure of personal data without consent of the relevant individual, where the personal data about an individual is: (i) included in a document produced in the course, and for the purposes, of the individual's employment, business or profession; and (ii) collected, used or disclosed (as the case may be) for purposes consistent with the purpose for which the document was produced. This may allow certain personal data of employees of DB SG, which were included within DB SG compliance manuals, to be shared if the compliance manuals are shared with the SEC, even if no consent has been obtained.

Transfer Limitation Obligation under the PDPA

4.8 The PDPA provides that personal data may not be transferred out of Singapore except in accordance with prescribed requirements (the "**Transfer Limitation Obligation**").

4.9 There are various ways in which an organisation can seek to comply with the requirements of the Transfer Limitation Obligation. The methods which are likely to be the most relevant for DB SG in the current context are:

(a) where the overseas recipient is bound by legally enforceable obligations to provide to the transferred personal data a standard of protection that is at least comparable to that granted under the PDPA. Legally enforceable obligations include obligations imposed on the recipient under:

(i) "*under (relevant foreign) law*": depending on relevant U.S. law at the time of transfer. In this regard, we mention that we understand that data protection laws similar to the PDPA have in the last few years become binding in California. For the avoidance of doubt, there is no stipulated 'whitelist' of jurisdictions which are considered as a matter of law to have a comparable standard of protection;

(ii) "*any contract that: (A) requires the recipient to provide to the transferred personal data a standard of protection that is at least comparable to the protection granted under the PDPA; and (B) specifies the countries and territories to which the personal data may be transferred under the contract*": Note that this option will require DB SG to enter into a contract (e.g. a data transfer agreement) with the SEC that satisfies the requirements set out above;

(b) where consent for the transfer has been obtained by the individual: Note however that additional requirements apply in respect of the consent to be obtained for the transfer of personal data out of Singapore, which may mean that relying upon consent for this purpose may be less practical;[6] and

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[6] Such requirements include ensuring that the individual whose personal data is to be transferred has:
   (i)   been provided with a reasonable summary in writing of the extent to which personal data transferred to each of the recipient countries and territories will be protected to a standard comparable to the protection under the PDPA prior to giving consent;
   (ii) not been required to consent to the transfer as a condition of providing a product or service, unless the transfer is reasonably necessary to provide the product or service to the individual; and

(c)   where the individual can be deemed to have consented to the disclosure by the transferring organisation of the individual's personal data to that recipient under PDPA pursuant to regulation 10(2)(b) of the Personal Data Protection Regulations 2021 read with the new section 15(6)(a) of the PDPA.

Briefly, this includes the scenario where:

(i)   the individual enters into a contract with an organisation and provides personal data to that organisation; and

(ii)   the disclosure of that personal data by the organisation to another organisation is reasonably necessary for the performance of the contract between the first-mentioned organisation and the individual.

We are of the view that an argument may be made that the Transfer Limitation Obligation should be treated as being satisfied, on the basis that such disclosure is "reasonably necessary for the performance of the contract" – i.e. that in order to provide the U.S. persons with services as an non-resident SBSD, DB SG is required to provide access to the SEC, and submit to on-site inspections or examinations by the SEC and hence such transfers (to the extent requested by the SEC) are necessary for the performance of the contract. Having said that, note that there is no relevant case law, especially because these provisions only came into force in February 2021, and it is certainly possible for "reasonably necessary for the performance of the contract" to be interpreted far more narrowly[7].

4.10   **Exceptions from the requirements under the Transfer Limitation Obligation**: For completeness, as with the Consent Obligation above, an exception from the Transfer Limitation Obligation also applies where the personal data in question constitutes "business contact information" (please see paragraph 4.7(a)).

5.   Common law confidentiality

5.1   Data and information is also protected in Singapore by general common law confidentiality, which generally imposes an obligation of confidentiality on a person who receives confidential information under circumstances that would objectively give rise to such an obligation. A recipient of data would be subject to confidentiality restraints where data or information in question is:

(iii)   not been provided with false or misleading information about the transfer or been subject to other deceptive or misleading practices.

Practically, to rely upon consent to satisfy the Transfer Limitation Obligation, DB SG would need to create, and regularly update, a reasonable summary of the difference between U.S. law and Singapore law, and ensure all relevant individuals provide consent. This may not be practicable, both because of the requirement of regular updating, and because it may be difficult to ensure that individuals associated with customers are actually provided with the reasonable summary. Note that consent is rarely used by financial institutions in Singapore in their compliance with the Transfer Limitation Obligation.

[7] For example, to only encompass a situation where an individual is purchasing plane tickets for foreign travel from a Singapore travel agent. For completeness, we would also highlight that section 15(6) may also be read as being limited by section 15(8), with the effect that the argument would only be successful for contracts which are entered into before 1 February 2021 if they continue to be in force on 1 February 2021, but this concern may not be relevant for DB SG in the context.

(a)   confidential as regards the giver of the data or information; and

(b)   imparted under circumstances where the recipient knew or ought to know that the data or information in question was confidential.

Confidential information can be disclosed with consent.

5.2   Where information is governed by banking privacy requirements, the banking privacy requirements would govern the arrangements between the parties. Where information is not governed by banking privacy requirements, the common law confidentiality requirements would govern the arrangements as the Covered Records may include confidential information. In this respect, DB SG can disclose Non-SG Covered Records which are confidential to the SEC, if the relevant customer has provided consent to such disclosure (for example, via the ISDA 2021 SBS Protocol or a consent clause in the ISDA Master Agreement or other similar arrangement).

5.3   Accordingly, for information which is Non-SG Covered Records (such as information of a customer of an Offshore Branch, which information is stored at DB SG), such information can be disclosed by DB SG to the SEC if there is written consent of the customer to do so. For customers who have consented to the disclosure of information concerning the Transactions by DB SG to the SEC under the SBS Protocol, such disclosure of the Non-SG Covered Records will be permissible. In addition, to the extent that the IGSA between DB SG and the Offshore Branch specifically permits DB SG to disclose information (including Non SG Covered Records held by DB SG) to regulatory authorities such as the SEC, DB SG would be able to do so.

6.   **Reliance**

This opinion is addressed to Deutsche Bank AG solely for its benefit. It is not to be disclosed to, nor is it to be relied upon by, any other person or for any other purpose or quoted or referred to in any public document or filed with any governmental agency or other person without our consent, except that a copy of this opinion may be provided to the U.S. Securities Exchange Commission as part of DB's application.

We trust that this assists. If you require anything further, please do not hesitate to let us know.

Yours faithfully,

Allen & Gledhill

Allen & Gledhill LLP